N-SAR Item 77.D.  Policies with Respect
to Security Investment

The Dreyfus/Laurel Funds, Inc

	Effective March 1, 2002, the Dreyfus
Premier Balanced Fund (the "Fund") changed its investment objective from seeking to outperform an unmanaged hybrid index, 60% of which was the Standard and Poor's 500 Composite
Stock Price Index (the "S&P 500")and 40% of which was the Lehman Brothers Intermediate Government/Credit
Bond Index (the "Government/Credit Index") to seeking to outperform an unmanaged hybrid index, 60% of which is the S&P 500 and 40% of which is the Lehman Brothers Aggregate Bond Index
(the "Aggregate Bond Index"). The Fund's normal asset allocation remains approximately 60% stocks and 40% bonds, and may invest up to 75% and as little as 40% of its assets in stocks, and up to 60% and as little as 25% of its assets in bonds.

	Effective March 1, 2002, the Fund also modified its investment policies to permit it to invest in the additional types of securities represented in the Aggregate Bond Index. The Government/Credit Index includes U.S. Treasury, U.S. Government agency, corporate and Yankee securities. The Aggregate Bond
Index consists of the types of securities comprising the Government/Credit Index as well as certain mortgage-backed and asset-backed securities.
Mortgage-backed securities generally represent pools of mortgage loans assembled for sale to investors. Non-mortgage asset-backed securities generally represent pools of loans, receivables or other assets assembled for sale to investors.
Unlike other types of debt securities, which normally provide for periodic payments of interest in fixed amounts with principal paid at maturity or specified call dates, both of these types of securities provide for periodic payments generally consisting of both interest and principal.
Consequently, both of these types of securities are subject to prepayment risk which is primarily a function of current market interest rates. Such securities are typically more likely to be prepaid during periods of falling interest rates. Additionally, during periods of rapidly rising interest rates, prepayments of mortgage-backed and asset-backed securities generally occur at slower rates. Slower prepayments could effectively lengthen such a security's expected maturity which, as with other fixed-income securities, generally, would cause the value of that security to be more interest rate sensitive. The Fund's investment policies were modified to permit it to invest in such securities since they are included in the Aggregate Bond Index.

	Effective March 1, 2002, the Fund is permitted to invest up to 20% of the assets of the fixed-income portion of its portfolio in securities rated below investment grade
(BB/Ba and lower), but no lower than B, or the unrated equivalent as determined by Dreyfus ("high yield bonds").
High yield bonds involve greater credit risk, including the risk of default, than comparable investment grade bonds, and are considered speculative. Because the most the Fund can invest in fixed-income securities is 60% of its assets, the Fund's maximum exposure to high yield bonds would be 12% of its assets.

Such changes did not require shareholder approval but shareholders were notified at least 30 days prior to the implementation of such changes.